UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34820

KKR & Co. Inc.
(Exact name of registrant as specified in its charter)

30 Hudson Yards
New York, New York 10001
(212) 750-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.75% Series A Preferred Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
6.50% Series B Preferred Stock, par value $0.01 per share
6.00% Series C Mandatory Convertible Preferred Stock, par value $0.01 per share
4.625% Subordinated Notes due 2061 of KKR Group Finance Co. IX LLC, par value $0.01 per share
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.75% Series A Preferred Stock, par value $0.01 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, KKR & Co. Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2021

KKR & CO. INC.

	By:	/s/ Christopher Lee
	Name:	Christopher Lee
	Title:	Assistant Secretary